Exhibit 4.5

AMENDMENT TO AMENDED AND RESTATED SHAREHOLDERS AGREEMENT

THAT the Amended and Restated Shareholders Agreement be amended as follows:

by deleting the existing definition of “Registrable Securities” under Appendix A to the Shareholders Agreement in its entirety

““Registrable Securities” means (i) the Class A Ordinary Shares issued or issuable upon conversion of the Preferred Shares, (ii) any Class A Ordinary Shares of the Company issued as a dividend or other distribution with respect to, in exchange for, or in replacement of, the shares referenced in (i) herein, and (iii) any Class A Ordinary Shares owned or hereafter acquired by the Preferred Shareholders prior to the consummation of an IPO; excluding in all cases, however, any of the foregoing sold by a Person in a transaction other than an assignment pursuant to  Section 11.3. For purposes of this Agreement, Registrable Securities shall cease to be Registrable Securities when such Registrable Securities have been disposed of pursuant to an effective Registration Statement.”

And substituting therefor the following new definition:

““Registrable Securities” means (i) the Class A Ordinary Shares issued or issuable upon conversion of the Preferred Shares, (ii) any Class A Ordinary Shares of the Company issued as a dividend or other distribution with respect to, in exchange for, or in replacement of, the shares referenced in (i) herein, and (iii) any Class A Ordinary Shares owned or hereafter acquired by the Preferred Shareholders prior to or concurrently with the consummation of an IPO; excluding in all cases, however, any of the foregoing sold by a Person in a transaction other than an assignment pursuant to Section 11.3. For purposes of this Agreement, Registrable Securities shall cease to be Registrable Securities when such Registrable Securities have been disposed of pursuant to an effective Registration Statement.”

[Amendment to Amended and Restated Shareholders Agreement]